UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AFRICAN COPPER CORPORATION (Formerly NEW YORK TUTOR COMPANY)
(Name of Issuer)

Common
(Title of Class of Securities)

650118201
(CUSIP Number)

Andrew Stone Ground Floor, Liesbeek House, River Park, Gloucester Road, Mowbray, Cape Town 7700 South Africa +27 (0)21 680 5207
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650118201

1.	Name of Reporting Persons. Andrew Stone I.R.S. Identification Nos. of above persons (entities only). N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization South Africa
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 100,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 52.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

(a) Class of Security: Common Stock

(b) Name and Address of Issuer: African Copper Corporation (formerly New York Tutor Company), Ground Floor, Liesbeek House, River Park, Gloucester Road, Mowbray, Cape Town 7700, South Africa

Item 2. Identity and Background

(a) Name: Andrew Stone

(b) Residence or business address: 7 Castle Close, Meadow Ridge, Cape Town 7806, South Africa

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: CEO, President, Interim CFO and Director of the Issuer.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: N/A

(f) Citizenship: South Africa

Item 3. Source and Amount of Funds or Other Consideration

100,000,000 Common Share Purchase
(a)	Source of Funds: Promissory Note
(b)	Amount of Funds: $9,300

Item 4. Purpose of Transaction

620,000,000 Common Share Retirement for $9,300 interest bearing one year term note
Return to treasury of 620,000,000 restricted common shares of an aggregate of 720,000,000 previously owned restricted common shares for consideration of a $9,300 interest bearing one year term note.

Item 5. Interest in Securities of the Issuer

On April 2, 2012, 720,000,000 common shares of stock constituting a 88.9% interest in the Issuer based upon 810,000,000 shares issued and outstanding as of April 2, 2013 were acquired from the previous sole director/officer of the Company for $18,000. On April 19, 2013, the Reporting Person returned 620,000,000 restricted common shares to the treasury of the Company in return for a $9,300 promissory note with one year term bearing interest at 10% per annum.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

African Copper Corporation (formerly New York Tutor Company)

Date: April 19, 2013	By:	/s/ Andrew Stone
Name: Andrew Stone
Title: CEO, President, Interim CFO and Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)